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                                                                  EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 23, 1997, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other applicable laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by J.P. Morgan Securities Inc., the Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

Rexel, Inc.
at
$22.50 Net Per Share
by
International Technical Distributors, Inc.
a Wholly Owned Subsidiary of

Rexel S.A.

International Technical Distributors, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Rexel S.A., a French societe anonyme ("Parent"), is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Rexel, Inc., a New York corporation (the "Company"), at a price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME,
         ON THURSDAY, NOVEMBER 20, 1997, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer, not less than 6,760,905 Shares (which constitutes a majority of the outstanding Shares not owned by Parent or Purchaser on a fully diluted basis).

The Board of Directors of the Company by unanimous vote of all directors present and voting, based upon the unanimous recommendation and approval of a committee of the Board of Directors comprised of three independent directors, has determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company (other than Purchaser and Parent) and has approved the Offer, the Merger and the Merger Agreement (as defined below) and recommends that such shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 17, 1997, among Parent, Purchaser and the Company (the "Merger Agreement"), which provides that, among other things, subsequent to the consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, Purchaser (or a subsidiary of Purchaser) will merge with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or any affiliate of Parent, Shares held in the treasury of the Company and Shares, if any, held by shareholders who have not voted in favor of the Merger and who have perfected their rights under Section 623 of the New York Business Corporation Law) will be canceled, extinguished and converted into the right to receive $22.50 (or any higher price that may be paid pursuant to the Offer) in cash, without interest thereon. The purpose of the Offer and the Merger is to facilitate the acquisition of all the remaining Shares for cash and thereby enable Parent to acquire 100% of the Shares.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to IBJ Schroder Bank & Trust Company (the "Depositary") of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser, regardless of any extension of the Offer or any delay in payment. In all cases, payment for Shares tendered and accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility")), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed with any required signature guarantees or an Agent's Message (as defined in Section 3 of the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

Subject to the applicable rules and regulations of the Securities and Exchange Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 12 of the Offer to Purchase shall have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary or (ii) amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below). During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, November 20, 1997, unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofor accepted for payment pursuant to the Offer, may also be withdrawn at any time after December 21, 1997. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares tendered and the number to be withdrawn and the name of the registered shareholder, if different from that of the person who tendered such Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rules 13e-3(e)(1) and 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials are being mailed by Purchaser to record holders and are being furnished to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other Offer materials may be directed to the Information Agent or the Dealer Manager, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie
Partners, Inc.
156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (call collect)
or
Call Toll Free (800) 322-2885

The Dealer Manager for the Offer is:
J.P. Morgan & Co.
60 Wall Street
New York, New York 10260
(212) 648-4808
(800) 292-9848 (toll free)

October 23, 1997